                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

             TENDER OFFER STATEMENT UNDER SECTION 14(D) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                Arris Group, Inc.
-------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                                Arris Group, Inc.
-------------------------------------------------------------------------------
                       (Names of Filing Persons (Offeror))

                 4 1/2% Convertible Subordinated Notes Due 2003
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   03664P A A3
                                   03664P A B1
-------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              Lawrence A. Margolis
                                Arris Group, Inc.
                             11450 Technology Circle
                              Duluth, Georgia 30097
                            Telephone: (678) 473-2000

                                    Copy To:
                           W. Brinkley Dickerson, Jr.
                              Troutman Sanders LLP
                        600 Peachtree Street, Suite 5200
                             Atlanta, Georgia 30308
                            Telephone: (404) 885-3822
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE

Transaction Valuation                                      Amount of Filing Fee
   $65,800,000(1)                                               $6,054(2)

(1) Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation is based upon $70,000,000 in 4 1/2% Convertible Subordinated Notes Due 2003 of Arris International, Inc. proposed to be purchased in the Exchange Offer multiplied by the average of the high and low sale prices for the Notes on April 10, 2002 represented as a percentage of par (94%).

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 8 of 2002 issued by the Securities and Exchange Commission on January 16, 2002.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identifying the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                          Filing Party:
                          -----------------                   -----------------
Form or Registration No.:                        Date Filed:
                          -----------------                   -----------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]      third-party tender offer subject to Rule 14d-1.

         [X]      issuer tender offer subject to Rule 13e-4.

         [ ]      going-private transaction subject to Rule 13e-3.

         [ ]      amendment to Schedule 13D under Rule 13d-2.

                                  TENDER OFFER

         This Tender Offer Statement on Schedule TO (the "Statement") relates to the offer by Arris Group, Inc., a Delaware corporation (the "Company"), to exchange shares of its common stock, par value $.01 per share (the "Common Stock"), for up to $70,000,000 original principal amount of the outstanding
4 1/2% Convertible Subordinated Notes Due 2003 issued by Arris International, Inc., a Delaware corporation and wholly-owned subsidiary of Arris Group formerly known as ANTEC Corporation (the "Notes"), at an exchange rate of 102 shares of Common Stock plus accrued and unpaid interest for each $1,000 original principal amount of the Notes, upon the terms and subject to the conditions set forth in the Offer to Exchange, dated April 12, 2002 (the "Offer to Exchange"), and in the related Letter of Transmittal (which, together with any amendments or supplement thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and which are incorporated herein by reference.

         Except as set forth below, all information in the Offer to Exchange, including all schedules thereto, is incorporated by reference in answer to all of the items in this Statement.

ITEM 10.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS

         (a) Incorporated by reference to Arris Group's Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

         (b)      Not applicable.

ITEM 12.  EXHIBITS

EXHIBIT
NUMBER           DESCRIPTION OF EXHIBITS
-------          -----------------------
(a)(1)           Offer to Exchange, dated April 12, 2002.

(a)(2)           Letter of Transmittal.

(a)(3)           Notice of Guaranteed Delivery.

(a)(4)           Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5)           Form of Letter to be used by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(6)           Text of Press Release issued by Arris Group, Inc., dated April 12, 2002.

(b)              None.

(d)              None.

(g)              None.

(h)              None.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       ARRIS GROUP, INC.



                                       By:  /s/ Lawrence A. Margolis
                                          -------------------------------------
                                            Lawrence A. Margolis,
                                            Executive Vice President and
                                            Chief Financial Officer

                                  EXHIBIT INDEX

EXHIBIT
NUMBER           DESCRIPTION OF EXHIBITS
-------          -----------------------
(a)(1)           Offer to Exchange, dated April 12, 2002.

(a)(2)           Letter of Transmittal.

(a)(3)           Notice of Guaranteed Delivery.

(a)(4)           Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5)           Form of Letter to be used by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(6)           Text of Press Release issued by Arris Group, Inc., dated April 12, 2002.